iPath ® Select MLP ETN Sept 2025 This document is for informational purposes only and not for onward distribution to retail customers . Please see important disclosures at the end of this document . Data is sourced as of August 31 , 2025 unless otherwise stated . Further information is available upon request . Free Writing Prospectus (To Prospectus dated May 15 , 2025 and the Prospectus Supplement dated May 15 , 2025 ) ATMP Filed Pursuant to Rule 433 Registration No . 333 - 287303 September 11 , 2025

Barclays and iPath ® Exchange Traded Notes (ETNs) 1 Cost - Effectiveness Liquidity Access Transparency • Asset classes, markets and/or investment strategies available that may otherwise require significant trading infrastructure and/or expertise • Daily for most indices • Use the most liquid instruments • Execution out - sourced to Barclays • Tight pricing levels from wholesale trading operations • Minimized operational costs • Capital efficient, with the possibility of exposure via unfunded excess return swaps • Rules - based, i.e. no discretion or “style drift” • Daily index level publication on Bloomberg and Barclays Index Website • Full disclosure on transaction costs and fees This document is for informational purposes only. It is not intended for distribution to retail customers. 1 Source: Barclays, Bloomberg. As of 08 Sep 2025. About the iPath ® Platform ■ The iPath ® platform was launched in 2006 and issued the first ever ETN in the US market. ■ iPath ® ETNs have over ~$2.1 billion 1 in assets under management. ■ At present, Barclays is also the second largest 1 issuer of ETNs in US with over 28% market share 1 . ■ iPath ® ETNs seek to deliver hard to access or innovative market exposures in a convenient and operationally efficient format. Our current ETNs offer exposures across Commodities, MLPs and Volatility (VIX ® ). ■ Investor interest in QIS has increased significantly over the years based on their potential advantages such as:

Overview of Master Limited Partnerships 2 This document is for informational purposes only. It is not intended for distribution to retail customers. Source: Barclays, Bloomberg. As of 31 Aug 2025. About Master Limited Partnerships ■ Master Limited Partnerships (MLPs) are publicly traded partnerships MLPs are Hybrid securities ■ Historical yield comparable to high yield credit and price appreciation comparable to equities ■ Historically low correlation to commodity prices Midstream MLPs ■ Can include the processing, storing, transporting and marketing of oil, natural gas and natural gas liquids ■ Seek to establish long term contracts with energy companies to generate consistent fee - based revenue from the use of infrastructure assets

CIBC Atlas Select MLP Index Mechanics 1. Must be publicly traded and operate in the GICS Energy Sector or the GICS Gas Utilities Industry. 2. Each index constituent must have a free float market cap of greater $500 million to be originally selected for the index, and $3 00 to remain a constituent. 3. Each index constituent must have a three - month average daily trading value greater than $5 million to be originally selected for the index, and $3 million to remain a constituent. 4. Credit rating must be Baa3 or better from Moody’s, BBB or better from Standard & Poor’s or BBB - or better from Fitch . Subject to availability of at least 20 qualifying index constituents, in the event that there are less that 20 qualifying index constituents, the next best ranking index constituent interest will be selected on the basis of cr edit rating. 5. Each index constituent must receive 50% of cash flow from such operations to be originally selected for the index, and 35% to remain a constituent. This document is for informational purposes only. It is not intended for distribution to retail customers. 3 Rebalance Quarterly Midstream US master limited partnerships, limited liability companies and corporations (collectively, “MLPs”), as well as Canadian corporations that own US MLPs 1 Index constituents must meet a minimum market cap requirement 2 and a minimum liquidity requirement 3 Index constituents must generally have an investment grade credit rating from S&P, Moody’s or Fitch 4 Index constituents must receive at least the minimum required level of cash flow 5 directly or indirectly from midstream operations in the energy infrastructure business Cash Flow Credit Rating Size MLP Universe Index Mechanics

MLP Investment Vehicles 4 Access Vehicle Direct MLP Investment 1 ETNs ETFs and Mutual Funds C corporation 2 Debt security Partnership Legal Structure ETF: Intraday on exchange Mutual Funds: daily creation Intraday on exchange Intraday on exchange Liquidity Management Fee, Tracking error 3 and tax reductions Investor fee; may be subject to tax at earlier times and higher rates than a direct MLP investment None Return Deviations from Direct MLP Investments 1. This discussion applies only to MLPs and similar entities, treated as partnerships for federal income tax purposes. In partic ula r, it does not address the tax treatment of Index constituents that are GP corporations. 2. MLP ETFs and Mutual Funds are typically organized as “C corporations” for US federal income tax purposes, rather than “regula ted investment companies” (Source: ETF.com) 3. Tracking error refers to the under/over performance differential of the net asset value of an ETF versus its benchmark index ove r a given time period, after accounting for the ETF’s fees and costs. One cannot invest directly in an index. 4. Barclays Capital Inc. and its affiliates, do not provide tax advice. Any discussion of US federal income tax matters herein is provided as a matter of general information, and should not be construed to represent tax advice. Please be advised that any discussion of US tax matters contained herein (including any attachments): ( i ) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding US tax - related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addres sed herein. You should refer to the applicable prospectus for any relevant MLP, ETN, ETF or Mutual Fund for more detailed information, and should also consult your tax advisor prior to making any investment dec isi on. This document is for informational purposes only. It is not intended for distribution to retail customers.

MLP Investment Vehicles – Anticipated Tax Treatment 5 Access Vehicle Direct MLP Investment 1 ETNs ETFs and Mutual Funds Shares in a corporation (which may owe corporate - level tax) 3 Pre - paid forward contracts Partner in the MLP; income and deductions flow through to investors Anticipated US federal income tax treatment at investment level 2 Dividends taxed as ordinary dividend income to the extent of the ETF’s earnings and profits (which may be less than the ETF’s distributions); thereafter, distributions are generally not immediately taxable but reduce an investor’s basis Coupons taxed as ordinary income Distributions are generally not immediately taxable but reduce an investor’s basis; however, because of the “flow - through” nature of MLPs, investors are taxed on their allocable share of the MLP’s income (such income increases basis and may be less than the MLP’s distributions) Anticipated US federal income tax treatment of distributions Capital Gain or loss Generally capital gain or loss, except that long - term capital gain in excess of what would have been recognized with a direct MLP investment will likely be recharacterized as ordinary income and subject to an interest charge 4 Mix of ordinary income (to recapture certain deductions) and capital gain or loss Anticipated US federal income tax consequences of exit Form 1099 Form 1099 Form K - 1, multiple state filings Tax Forms 1. The tax consequences of investing in the ETNs are uncertain and may be less favorable than a direct investment in the MLPs th at make up the Index. 2. This discussion applies only to MLPs and similar entities, treated as partnerships for federal income tax purposes. In partic ula r, it does not address the tax treatment of Index constituents that are GP corporations. 3. Barclays Capital Inc. and its affiliates, do not provide tax advice. Any discussion of US federal income tax matters herein is provided as a matter of general information, and should not be construed to represent tax advice. Please be advised that any discussion of US tax matters contained herein (including any attachments): ( i ) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding US tax - related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addres sed herein. You should refer to the applicable prospectus for any relevant MLP, ETN, ETF or Mutual Fund for more detailed information, and should also consult your tax advisor prior to making any investment dec isi on. 4. MLP ETFs and Mutual Funds are typically organized as “C corporations” for US federal income tax purposes, rather than “regula ted investment companies”, and would therefore be subject to taxation at the corporate level. 5. Investors in MLP ETNs may need to demonstrate that the “net underlying long - term capital gain” which would have been recognized upon a direct MLP investment with clear and convincing evidence; otherwise, all gain on an MLP ETN could be recharacterized as ordinary income that is subject to an interest charge. This document is for informational purposes only. It is not intended for distribution to retail customers.

iPath Select MLP ETN ETN ATMP Bloomberg Ticker 12 - Mar - 13 Inception Date 18 - Mar - 43 Maturity Date 06742C723 CUSIP US06742C7231 ISIN ATMPIV Bloomberg Intraday Indicative Value Ticker BXVWATMP Underlying Index Bloomberg Ticker 0.95% per annum Investor Fee Rate CBOE Primary Exchange 6 This document is for informational purposes only. It is not intended for distribution to retail customers. Source: Barclays, Bloomberg. As of 31 Aug 2025. Investment Rationale Key Information Canadian Exposure Quarterly Coupons Potential Portfolio Diversification Provides exposure to Canadian corporations that own US MLPs Designed to pay quarterly coupons to ETN holders Offers investors the opportunity to participate in the potential returns of a unique asset class iPath ® Select MLP ETN (Ticker: ATMP) Offers exposure to a basket of midstream US master limited partnerships, limited liability companies and corporations

ATMP Structure Details

ATMP Closing Indicative Value Calculation

- ATMP seeks to track the volume weighted average price (VWAP) of CIBC Atlas Select MLP Index
- An "accrued dividend" and an "accrued investor fee" are used to determine the coupon amount payable on each payment date, based on the distributions made by the index consituents[1]
- The accrued investor fee (equal to 0.95% per annum) is deducted on a daily basis from the closing indicative value of the ETNs
- The coupon amount payable on each coupon payment date is calculated by deducting the accrued fees from the accrued dividend as of the relevant coupon valuation date. A coupon payment is not guaranteed and will be made on a coupon date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date



Closing Indicative Note Value
ETN Current Value
Accrued Dividend²
Accrued Investor Fee²
Coupon Amount

[1] An "index dividend" calculated on each calendar day represents the aggregate cash value of distributions, net withholding tax, that a hypothetical person holding index constituents in proportion to the weights of the index constituents would have been entitled to receive with respect to any index constituent for those cash distributions whose "ex-dividend date" occurs on such calendar day.

[2] The accrued dividend on the initial valuation date will equal zero. The accrued dividend on any subsequent calendar day will equal (1) the accrued dividend as of the immediately preceding calendar day plus (2) the dollar dividend value on such calendar day minus (3) the coupon adjustment dividend amount. The accrued investor fee on the initial valuation date will equal zero. The accrued investor fee on any subsequent calendar day will equal (1) the accrued investor fee as of the immediately preceding calendar day plus (2) the daily fee value on such calendar day minus (3) the coupon adjustment fee amount on such calendar day. Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.95% per year.

This document is for informational purposes only. It is not intended for distribution to retail customers.
Source: Barclays, Bloomberg. As of 31 Aug 2025.

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ATMP Index Selection Criteria

The MLP universe includes both Limited Partnerships (LPs) and General Partnerships (GPs)

MLP Universe

- LPs typically invest capital into the venture and receive periodic cash distributions
- GPs oversee the MLP's operations, own a small economic interest and receive incentive distributions rights (IDRs)
  - Incentive distribution rights of GPs incentivize management to maximize cash flow
  - IDRs allow the GP to participate in an increasing proportion of revenue, providing the GP with additional exposure when the MLP is performing well
- Emergence of GP corporations is a relatively recent trend that is not captured by competing ETN products
- ATMP caps GPs at 4% & LPs at 8% for better diversification

Size

- The CIBC Atlas Select MLP Index seeks to focus on investment grade index constituents[2]

Credit Rating

- Considered generally less risky than non-investment grade peers
- Generally have a lower cost of funding and have historically had better access to capital markets than non-investment grade peers
- MLPs are a capital intensive industry with the limited partnership raising funds with secondary units or debt issuance historically

Cash Flow

- Index constituents must derive a minimum portion of their cash flows from mid-stream operations, including fees from pipelines, and fees from the processing, storing and marketing of energy resources[3]
  - Seek to establish long term contracts with energy companies to generate consistent fee-based revenue from the use of infrastructure assets

[1] Each index constituent must have a three-month average daily trading value of greater than $5 million to be originally selected for the index, and $3 million to remain a constituent and must have a free float market cap of greater $500 million to be originally selected for the index, and $300 to remain a constituent.
[2] Credit rating must be Baa3 or better from Moody's, BBB or better from Standard & Poor's or BBB- or better from Fitch. Subject to availability of at least 20 qualifying index constituents, in the event that there are less that 20 qualifying index constituents, the next best ranking index constituent interest will be selected on the basis of credit rating.
[3] Each index constituent must receive 50% of cash flow to be originally selected for the index, and 35% to remain a constituent.

This document is for informational purposes only. It is not intended for distribution to retail customers.
Source: Barclays, Bloomberg. As of 31 Aug 2025.

iPath

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ETN and Index Historical Performance Past and/or simulated past performance are not reliable indicators of future performance. See information on the performance dat a in the Index Performance Disclaimer at the end for further information. This document is for informational purposes only. It is not intended for distribution to retail customers. Source: Barclays, Bloomberg. As of 31 Aug 2025. Index Performance 9 20 40 60 80 100 120 140 Mar-13 Mar-15 Mar-17 Mar-19 Mar-21 Mar-23 Mar-25 CIBC Atlas Select MLP VWAP Index ATMP Closing Indicative Note Value Return Since ATMP Inception 3 Year 1 Year 6 Month 3 Month 1 Month Index Returns 1.20% 15.19% 11.67% - 4.60% 1.51% - 1.14% CIBC Atlas Select MLP VWAP Index 1.19% 15.19% 11.67% - 5.60% 1.51% - 1.68% ATMP Closing Indicative Note Value Return

Portfolio Diversification

ATMP offers investors the opportunity to participate in the potential returns of a unique asset class.

	Daily Returns Correlation iPath® Select MLP ETN
Index	**Correlation[1]**
S&P 500® Index	0.46
Bloomberg US Aggregate Index	-0.02
MSCI EAFE Index	0.41
MSCI EM Index	0.39
Bloomberg Commodity Index	0.47

Benchmark Indices referenced: (1) S&P 500® Total Return Index (Bloomberg Ticker: SPTR), (2) MSCI EAFE Net Total Return USD Index (Bloomberg Ticker: NDDUEAFE Index), (3) MSCI Emerging Net Total Return USD Index (Bloomberg Ticker: NDUEEGF Index), (4) Bloomberg Barclays US Aggregate Total Return Value Unhedged USD (Bloomberg Ticker: LBUSTRUU Index)
Index Base Date: (1) Bloomberg Commodity Index : 01/02/1991 (2) Barclays Commodity Index Pure Beta: 12/31/1999
Index Live Date: (1) Bloomberg Commodity Index : 11/15/2001 (2) Barclays Commodity Index Pure Beta: 01/31/2011
All index performance data between the "Index Base Date" and the "Index Live Date" is hypothetical and back-tested

[1] Correlation is the term used to describe the historical statistical relationship between two or more quantities or variables. Perfectly correlated assets have a correlation coefficient of one, while the correlation coefficient is zero when returns on two assets are completely independent.

This document is for informational purposes only. It is not intended for distribution to retail customers.
Source: Barclays, Bloomberg. As of 31 Aug 2025.

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ETNs vs ETFs 11 The following table describes some of the key differences and similarities between ETNs and ETFs: 1 Tracking error refers to the under/over performance differential of an ETN versus its underlying index over a given time peri od , after accounting for the ETN's fees and costs. One cannot invest directly in an index. 2 With short sales, an investor faces the potential for unlimited losses as the security's price rises. This document is for informational purposes only. It is not intended for distribution to retail customers. Daily on exchange, subject to trading market Daily on exchange, subject to trading market Liquidity Investment Company Act of 1940 Securities Act of 1933 Registration Portfolio of securities Issuer credit Recourse Market risk Market and issuer risk Principal Risk Low Minimal to none Tracking Error 1 Potential exposure to capital gains and losses of portfolio, although creation/redemption mechanism works to minimize this. Dividends and interest income passed through to shareholders. Capital gains only realized upon the sale, redemption or maturity of the ETN. No dividend distributions. Interest paid only on ETNs designed to pay a periodic coupon. Significant aspects of the tax treatment of ETNs are uncertain. You should consult your tax advisor about your own situation. Tax Issues Performance of ETFs generally depends on the return on a portfolio of securities or instruments held by the fund, less applicable fees and costs. Holdings of the fund are disclosed by the fund sponsor. Performance of ETNs generally depends on the return of the underlying index, less applicable fees and costs. There is typically not an underlying portfolio of securities that investors have recourse to. Transparency Access through any brokerage account (certain firms may have restrictions on product availability on their platforms) Access through any brokerage account (certain firms may have restrictions on product availability on their platforms) Accessibility Daily via custodian, subject to minimum redemption amount Daily to the issuer, subject to minimum redemption amount Institutional Size Redemption Yes, on an uptick or a downtick Yes, on an uptick or a downtick Short Sales 2 ETNs ETFs

Disclaimers

Index Performance Disclaimer

This communication includes past performance data related to select indices developed and published by Barclays Bank PLC ("Barclays"). This disclaimer is intended to highlight the risks inherent in assessing such performance data.

Index performance data included in this communication are accompanied by a footnote specifying the relevant Index Base Date and Index Live Date. The Index Base Date is defined as the first date for which the level of the index has been calculated. The Index Live Date is defined as the date on which the index rules were established and the index was first published. In assessing past performance, it is important to distinguish Past simulated index performance from Past index performance:

Past simulated index performance
Past simulated index performance refers to the period from the Index Base Date to the Index Live Date. This performance is hypothetical and back-tested using criteria applied retroactively. It benefits from hindsight and knowledge of factors that may have favorably affected the performance and cannot account for all financial risk that may affect the actual performance of the index. It is in Barclays' interest to demonstrate favorable simulated index performance. The actual performance of the index may vary significantly from the past simulated performance. Past simulated index performance is not a reliable indicator of future performance.

Past index performance

Past index performance refers to the period from the Index Live Date to the date of this presentation. This performance is actual past performance of the index. Past index performance is not a reliable indicator of future performance.

Past index performance is usually highlighted in blue and designated as "Live"". Past simulated index performance is usually not highlighted.

Past and / or Past simulated index performance is provided for a period of at least 10 years, unless the instruments underlying the index were only available or sufficiently liquid for a lesser period. In that case, Past and Past simulated index performance is provided from the time when the instruments underlying the index were available or sufficiently liquid. Unless stated otherwise, performance, volatility, Sharpe ratio and correlation data are calculated using monthly returns and maximum drawdown data are calculated using daily returns. For the purpose of regulatory compliance and to facilitate comparison, performance data include returns calculated for each of the five consecutive 12 month periods extending back from month-end of last month. However, Barclays has provided additional information to supplement statutory and/or regulatory requirements.

The index methodology is available for review upon request, subject to the execution of a non-disclosure agreement.

The performance data reflect all costs, charges and fees that are incorporated into the index formula (if any). Depending on the transaction/product terms, additional charges may apply as part of the transaction/product; such charges are not reflected in the performance statistics.

Barclays or an affiliate of Barclays prepared the provided performance information (including the simulated performance information), may be the index sponsor and potentially is the counterparty to a transaction referencing the index.

iPath

This document is for informational purposes only. It is not intended for distribution to retail customers.

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Select Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks, including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized here and select product specific risk factors are summarized under "Select Risk Considerations" on the relevant product pages, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable product prospectus.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index, or the Volume Weighted Average Price ("VWAP") level, in the case of the iPath® S&P MLP ETN, between the inception date and the applicable valuation date. Additionally, if the level of the underlying index or the VWAP level, is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index or the VWAP level has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on a U.S. national securities exchange, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the product prospectus.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or call a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

iPath

This document is for informational purposes only. It is not intended for distribution to retail customers.

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Select Risk Considerations

The Payment on the ETNs is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the ETNs: Your payment at maturity or upon early redemption is linked to the performance of the VWAP level, as compared to the initial VWAP level. Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index. Therefore, the payment at maturity or early redemption of your ETNs, may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index.

Concentration Risk: The index constituents are companies in the Energy Sector or Gas Utilities Sector, as determined by the GICS® classification system. In addition, many of the index constituents are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. The ETNs are susceptible to general market fluctuations in the energy and gas MLP market and to volatile increases and decrease.

Barclays Bank PLC has filed a registration statement (including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus for this offering in that registration statement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the base prospectus from Barclays Bank PLC by calling toll-free 1-888-227-2275 (extension 7-7990).

© 2025 Barclays Bank PLC. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. CIBC Atlas Select MLP Index is a trademark of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

The prospectus for the ETN can be accessed at ipathetn.barclays/ATMP

iPath

This document is for informational purposes only. It is not intended for distribution to retail customers.

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